FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated June 26, 2006 (“Rogers and RIM Introduce EDGE-Enabled BlackBerry 7130g")

News Release dated June 27, 2006 (“Vodafone and Research In Motion Launch Ireland's First UMTS-enabled BlackBerry Handset")

Page No 4 3

Document 1

June 26, 2006

FOR IMMEDIATE RELEASE

Rogers and RIM Introduce EDGE-Enabled BlackBerry 7130g

Toronto, ON and Waterloo, ON – Rogers Wireless (TSX: RCI; NYSE: RG) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the new, sleek BlackBerry® 7130g™ — the perfect handset for people who want to stay in touch with both work and life.  The BlackBerry 7130g operates on Rogers Wireless’ GSM/GPRS/EDGE network, Canada’s largest high-speed wireless data network, and delivers an exceptional voice, email and browsing experience in a sleek business phone design. The BlackBerry 7130g is available from Rogers Wireless for as low as $249.99.

The BlackBerry 7130g allows users to stay connected with a full-featured phone and integrated wireless high-speed access to email, text messaging, Internet, organizer and other data applications. It provides the look and feel of a traditional mobile phone by incorporating RIM’s popular SureType™ technology which effectively converges a telephone keypad and a QWERTY keyboard to attain a narrower design.

“Rogers Wireless is proud to bring Canadians the BlackBerry 7130g, building on our industry leading line-up of mobile communication devices,” said John Boynton, Senior Vice President & Chief Marketing Officer. “The BlackBerry 7130g leverages the popular and proven BlackBerry platform to deliver a best-in-class wireless email, voice and data experience, providing mobile professionals with the freedom to remain connected, regardless of location. Our business and individual customers are extraordinarily busy people, and with the BlackBerry 7130g they will have the latest in mobile communications to help them save time.”

“RIM and Rogers Wireless have enjoyed a long history of bringing compelling, feature rich BlackBerry solutions to customers,” said Don Morrison, Chief Operating Officer at Research In Motion. “The introduction of the BlackBerry 7130g on Rogers’ high speed EDGE network further demonstrates our commitment to providing an outstanding user experience to customers who want a great phone together with advanced data features in a sleek and attractive handset.”

Boasting a completely re-engineered BlackBerry device platform that features a powerful Intel® processor and 64 MB flash memory, the BlackBerry 7130g is optimized for breakthrough performance and usability on Rogers’ high-speed EDGE network, delivering a highly responsive experience for web browsing and application performance. In addition, Rogers’ customers can roam in 80 countries.*

The BlackBerry 7130g also delivers premium phone features including smart dialing, conference calling, speed dial, call forwarding, polyphonic and MP3 ring tones, as well as speakerphone and Bluetooth® to allow support for a broad range of wireless headsets and car kits.

— more —

The brilliant, high-resolution 240 x 260 color LCD screen supports more than 65,000 colours and utilizes active matrix transmissive technology to deliver vivid graphics and exceptional readability in different environments.  The display incorporates intelligent light sensing technology that automatically adjusts both the LCD and keyboard lighting to provide an optimized view in outdoor, indoor and dark environments.

The BlackBerry 7130g is being introduced along with the newly enhanced BlackBerry Internet Service™.  With BlackBerry Internet Service, users enjoy tighter integration and wireless synchronization with their email accounts, including easier set-up, real-time delivery of e-mail messages sent to their Yahoo! Mail and Rogers.com accounts and the ability to use multiple “sent from” addresses.  For individuals and smaller businesses, BlackBerry Internet Service allows customers to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP e-mail accounts) from a single device.

_________________

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

Pricing and Availability

No term $499.99
1 Year $499.99
2 Year $449.99
3 Year $249.99**

To purchase, go to www.rogers.com/blackberry, call 1-866-931-DATA (3282), or visit any Rogers dealers and retailers across Canada.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com  or www.blackberry.com.

About Rogers Wireless

Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider with offices in Canadian cities across the country, more than 6.2 million customers, and two powerful brands: Rogers Wireless and Fido.  Rogers Wireless, which operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast, is Canada’s only carrier operating on the GSM/GPRS technology platform, the world standard for wireless communications technology.  Rogers Wireless is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RG), a diversified Canadian communications and media company.  For further information, please visit www.rogers.com.

Media Contacts
Marisa Conway
Brodeur for RIM
+1 (212) 771-3639
mconway@brodeur.com

Odette Coleman
Rogers Wireless
W: (416) 935-6441
M: (416)315-6343
Odette.coleman@rci.rogers.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Please check with Rogers Wireless for roaming services.

**With activation on select voice and data plans. Conditions apply, please see www.rogers.com for details.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.  RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

June 27, 2006

FOR IMMEDIATE RELEASE

Vodafone and Research In Motion Launch Ireland’s First UMTS-enabled BlackBerry Handset

Dublin, Ireland and Waterloo, ON — Vodafone Ireland and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® 8707v™ for business and individual customers in Ireland. With the launch of the BlackBerry 8707v, mobile workers will continue to take advantage of proven BlackBerry functionality, leveraging Vodafone’s UMTS network.

Like the range of popular BlackBerry devices already available to Vodafone Ireland’s customers, the BlackBerry 8707v delivers support for push-based e-mail, phone, text messaging, Internet, organizer and corporate data applications. The BlackBerry 8707v can also be used as a tethered modem to enable users to access the Internet from their laptop computer. An additional advantage of the new handset is its ability to send and receive e-mail, or use other mobile applications, while simultaneously speaking on the phone.

“BlackBerry from Vodafone has become hugely successful in Ireland, helping mobile staff to save time and boost efficiency. Likewise, thousands of companies are benefiting from our UMTS network. The BlackBerry 8707v leverages the Vodafone network to provide BlackBerry customers with access to the Internet, e-mail, phone and corporate data applications quickly while out of the office,” said Shane Brodbin, BlackBerry Product Manager at Vodafone Ireland. “With these powerful business tools, the new BlackBerry 8707v provides people with multiple ways to quickly and easily stay in touch with colleagues, partners and customers.”

“The BlackBerry 8707v is a tool for success in work and life because it optimizes wireless connectivity for its users.  In addition to the unmatched experience for integrated email, voice, Internet browsing and other mobile applications, the BlackBerry 8707v is a tethered modem that can connect users’ laptops to the Internet on the go,” said Charmaine Eggberry, Vice President, EMEA at Research In Motion. “We are delighted to bring the BlackBerry 8707v to Vodafone’s customers in Ireland.”

The BlackBerry 8707v functions on 2100 MHz UMTS networks, and also supports 850/900/1800/1900 MHz GSM/GPRS (quad band) networks, making it the perfect companion for overseas travel*. It also includes 64 MB flash memory and a full-color QVGA (320 x 240) LCD screen, as well as intelligent light sensing technology to optimize indoor and outdoor viewing. The BlackBerry 8707v also features a full QWERTY keyboard, as well as built-in speakerphone and Bluetooth® functionality for wireless use with headsets and car kits.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange®, IBM® Lotus Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ enables users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

-more-

About Vodafone Ireland

Vodafone is Ireland’s leading mobile phone operator with a base of over 2.075 million customers and 1,900 employees. Vodafone customers account for 49% of the mobile market in Ireland. On May 11, 2001 the Irish company officially became a subsidiary of the Vodafone Group plc, the largest mobile telecommunications company in the world. The Vodafone Group has equity interests in 27 countries across 5 continents, and partner networks in a further 33 countries, serving more than 170¹ million proportionate customers worldwide.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

*Please check with Vodafone Ireland for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 27, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller